UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2012

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

RepliCel Presents Further Clinical Data and Corporate Update at its Annual General Meeting of Shareholders

June 11, 2012 – Vancouver, British Columbia - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB:REPCF) presented significant new data from its Phase I/IIa first-in-man clinical trial at its Annual General Meeting (“AGM”) of Shareholders held on Monday, June 11, 2012. To view a copy of the presentation, please click here.

David Hall, RepliCel’s President and CEO, stated, “As previously reported, a 6-month interim analysis of data from RepliCel’s first-in-man clinical trial revealed that the RepliCel™ treatment is safe and effective. This news is significant, as it allows us to move forward with our Phase II dosing trial. RepliCel’s team is working with European regulators to finalize protocols for the Phase IIb clinical trial application, expected to commence in late 2012. The Phase IIb clinical trial will be designed to optimize treatment regimen for hair growth. Several different treatment regimens will be tested, including different concentrations of cells and different treatment schedules, including single and repeat injections.” Mr. Hall further stated, “The Company is also focused on optimizing the RepliCel™ procedure with the objectives of enhancing cell yield and isolation from scalp biopsies and improving cell replication yield and processing time.”

Over the past six months, the Company has raised over USD$2.8 million through a series of private placements. These funds will be used for the continued advancement of the RepliCel™ technology.

About RepliCel Life Sciences Inc.

The Company has developed RepliCel™, a patented natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, initiates natural hair regeneration. The Company is currently conducting first-in-man clinical trials. Additional information on RepliCel is available at www.replicel.com.

For more information please contact:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

Notice Regarding Forward Looking Statements

This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws. Statements in this press release, which are not purely historical, are forward-looking statements, including that the Company will complete a Phase IIb clinical trial and that RepliCel™ has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia and general hair loss in men and women.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include: whether the Company can obtain regulatory approval for its planned Phase IIb clinical trial; that negative results may result from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital to carry out its planned activities; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Bayley
Gemma Bayley
Secretary
Date:  June 15, 2012